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                                                                   EXHIBIT 99.32

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release                                All amounts in U.S. dollars

CONTACTS:
Robert B. Wickham            Colin J. Chapin
President                    Senior Vice President - Chief Financial Officer
(416) 682-8600               (416) 682-8600
(877) 239-7200               (877) 239-7200

                    TRIZEC CANADA DECLARES QUARTERLY DIVIDEND

      TORONTO, MARCH 22, 2005 -- Trizec Canada Inc. (TSX: TZC.SV) announced today that its Board of Directors declared a quarterly dividend of US$0.20 per share on the issued and outstanding shares of the Corporation, to be paid on April 22, 2005 to the shareholders of record at the close of business on April 7, 2005.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV, and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America's largest owners of commercial office properties. On March 10, 2005, Trizec Properties declared a quarterly dividend of US$0.20 per common share to holders of record at the close of business on March 31, 2005 and payable on April 15, 2005. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

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